SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

89BIO, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

282559103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,527 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,527 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares of Common Stock are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on 20,282,212 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021 (the “Form 10-Q”).

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,527 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,527 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 20,282,212 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,215,390 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,215,390 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 4,863 shares of Common Stock held of record by a limited partnership (the “Partnership”) of which the general partner is a trust (the “Trust”) and (ii) 1,210,527 shares of Common Stock held of record by LVPIII. Patrick G. Enright is the Trustee of the Trust and may be deemed to share voting, investment and dispositive power over the shares held by the Partnership. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 20,282,212 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,323
	8	SHARED VOTING POWER 1,211,985 (1)
	9	SOLE DISPOSITIVE POWER 1,323
	10	SHARED DISPOSITIVE POWER 1,211,985 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,308 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,458 shares of Common Stock held of record by a trust and (ii) 1,210,527 shares of Common Stock held of record by LVPIII. Juliet Tammenoms Bakker is the Investment Trustee of such trust and may be deemed to share voting and dispositive power with regard to the reported shares. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 20,282,212 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

1	NAMES OF REPORTING PERSONS Gregory Grunberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,206 (1)
	8	SHARED VOTING POWER 1,210,527 (2)
	9	SOLE DISPOSITIVE POWER 12,206 (1)
	10	SHARED DISPOSITIVE POWER 1,210,527 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 540 shares of Common Stock held of record by Gregory Grunberg and (ii) 11,666 shares of Common Stock underlying stock options granted to Gregory Grunberg, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

(2)

All shares of Common Stock are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(3)

Based on (i) 20,282,212 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q plus (ii) 11,666 shares of Common Stock underlying stock options granted to Gregory Grunberg, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

Item 1. Security and Issuer.

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of 89Bio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 142 Sansome Street, 2nd Floor, San Francisco, CA 94104.

Item 2. Identity and Background.

(a) This Amendment No. 3 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on November 21, 2019 as amended by Amendment No. 1 filed with the Commission on July 20, 2020 and Amendment No. 2 filed with the SEC on November 25, 2020 (collectively, the “Original Schedule 13D”). This Statement is being filed by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”, and together with LVPIII, the “Reporting Entities”) Patrick G. Enright (“Enright”), Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”) and Gregory Grunberg (“Grunberg” and together with the Managing Members, the “Reporting Individuals”), a member of LCPIII and a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On January 27, 2022, LVPIII effected a pro rata distribution without additional consideration of 540,350 shares of Common Stock to (i) LCPIII, its general partner and (ii) its limited partners. LCPIII then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Gregory Grunberg
Gregory Grunberg